SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF SECURITIES EXCHANGE ACT OF 1934

For the month of ______September______________________, 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc
(Translation of Registrant's Name Into English)

31 Gresham Street, London, England, EC2V 7QA
(Address of Principal Executive Offices)

(Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _x_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______)

For immediate release 5 September 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC (SVIIT)

Following the publication of its results for the year to 30 June 2002, given recent strong market falls, SVIIT estimates that its net asset value (NAV) at the end of August 2002 would be approximately 387p per share.

This estimated NAV is not representative of a full valuation process. The unquoted portfolio has been adjusted to reflect share price movements of comparable public market companies that have been used for EBIT and PE valuations (applying the same discounts) within the portfolio.

The figure has also been adjusted for movements in the quoted portfolio (applying same discounts), cash and foreign exchange movements.

For further information, please contact:

Schroder Ventures (London) Limited
Alice Todhunter 020 7010 8925

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

Date: 5 September 2002

By: John Spedding ....

For and on behalf of Schroder Investment Management Limited, Secretaries